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                                            Filed by PairGain Technologies, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                                    Subject Company: PairGain Technologies, Inc.
                                                    Commission File No.: 0-22202


[PAIRGAIN LOGO]

                              N E W S  R E L E A S E

We urge investors and security holders to read ADC's Registration Statement on Form S-4 and the Prospectus/Proxy Statement of ADC and PairGain relating to the merger transaction described below, when they become available, because they will contain important information. When these and other documents relating to the transaction are filed with the U.S. Securities and Exchange Commission, they may be obtained free at the SEC's web site at http://www.sec.gov. You may also obtain each of these documents (when they become available) for free from ADC or from PairGain by directing your request to the investor relations contact persons identified below.

FOR IMMEDIATE RELEASE

CONTACTS:
Mark Borman - Investor Relations                     Kim Gower or Robert Price
ADC                                                  PairGain Technologies
612-946-3338                                         714-832-9922

Rob Clark - Public Relations
ADC
612-914-6355

          ADC BECOMES LEADING SUPPLIER OF DSL BROADBAND ACCESS SYSTEMS
                    WITH ACQUISITION OF PAIRGAIN TECHNOLOGIES

         Proposed $1.6 Billion Acquisition Strengthens ADC's Position As
          A Leading Global Supplier of Broadband, Multiservice Systems
                      Connecting Residences and Businesses

MINNEAPOLIS / TUSTIN, CALIF. - FEBRUARY 23, 2000 - ADC (Nasdaq: ADCT, www.adc.com), a leading global supplier of network equipment, software and integration services for broadband, multiservice networks, and PairGain Technologies, Inc. (Nasdaq: PAIR, www.pairgain.com), a leader in the design, manufacture, marketing and sale of digital subscriber line (DSL) networking systems, have reached an agreement for the acquisition of PairGain by ADC.

Under the terms of the agreement, each share of PairGain's common stock will be converted into 0.43 share of ADC common stock with a fixed exchange ratio. Based on the closing share price of $46.81 for ADC's stock on February 22, 2000, the transaction is valued at approximately $1.6 billion. The proposed transaction is expected to be completed during ADC's third fiscal quarter, which ends July 31, 2000, and is intended to be accounted for as


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                                      ADC ACQUIRES PAIRGAIN TECHNOLOGIES, INC./2


a pooling of interests and to be treated as a tax-free reorganization for U.S. federal income tax purposes. ADC expects the acquisition to be nondilutive to its earnings per share for the balance of fiscal year 2000 and $0.05 accretive in fiscal year 2001. Closing of the proposed transaction is subject to the approval of PairGain's stockholders, receipt of required regulatory approvals and other customary conditions. After closing the transaction, ADC expects to take a one-time charge for various acquisition-related expenses the amount of which has not yet been determined.

ADC STRENGTHENS DSL MARKET POSITION AND EXPANDS BROADBAND ACCESS OFFERINGS

ADC's proposed acquisition of PairGain results from ADC's aggressive and determined strategy to become a leading supplier of DSL broadband access systems. The PairGain acquisition strengthens ADC's DSL market position. The acquisition also expands ADC's local loop offerings of broadband access systems with PairGain's Avidia(R) System, a next-generation digital subscriber line access multiplexer (DSLAM) system. The combination of ADC's and PairGain's DSL products results in a complete offering of local loop access, transport and network management products based on HDSL, HDSL2, ADSL and SDSL technologies.

"Our acquisition of PairGain represents another significant step forward in ADC's mission to enable communications service providers to serve their residential and business customers with broadband, multiservice networks offering faster, cost-effective and bundled Internet/data, video and voice services. The power of this acquisition comes from joining ADC's comprehensive, end-to-end systems leadership in broadband access with PairGain's strong position and technology leadership in DSL products," said William J. Cadogan, chairman and CEO of ADC. "The PairGain acquisition has many strategic benefits and synergies for the customers, employees and shareowners of both companies. First, it strengthens the position of the combined companies as a leading supplier in the DSL broadband access market. Second, the PairGain acquisition brings together the finest talent and expertise in the delivery of broadband, multiservice communications over DSL. And third, it enhances ADC's `triple-play' package of network equipment, software and integration services used by broadband service providers to compete in the `last mile/kilometer' of communications networks. These synergies and benefits strengthen our combined teams of people to better assist our customers in meeting their goals of deploying competitive bundles of broadband communications services to consumers and businesses over high-speed network connections."


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                                      ADC ACQUIRES PAIRGAIN TECHNOLOGIES, INC./3


The DSL market for business and residential communications is expected to be fast growing. The DSLAM market is expected to grow at an annualized rate of 47% from 1999 to 2003 according to the Yankee Group. Credit Suisse First Boston reports that high-speed communications connections, such as HDSL, T3, frame relay and optical lines, to businesses are growing at an annual rate of greater than 30%. Additionally, a joint industry study by Sanford C. Bernstein & Co. and McKinsey & Company forecasts DSL lines to residences and small businesses to grow at a faster rate - from 300,000 lines in 1999 to over 2.5 million lines in 2000, then projected to 13.9 million lines by 2004.

"As a result of market deregulation and competition, the world's incumbent and new competitive communications service providers are seeking innovative approaches to win and retain customers," said Michael Pascoe, president and CEO of PairGain. "The ADC-PairGain combination joins two companies with a shared vision of helping service providers deploy broadband, multiservice communications services to residences and businesses over high-speed connections. PairGain augments ADC's strategy by providing a critical mass of DSL broadband access systems, a large and dedicated customer base of incumbent and new competitive communications service providers in a fast growing market, and a skilled and driven team of industry professionals. ADC benefits PairGain with its comprehensive offerings of network equipment, software and integration services that add tremendous value to PairGain's customers and attractive growth opportunities for PairGain's employees. We are thrilled to join the ADC team and look forward to enhancing value to our shareowners by contributing to ADC's broadband, multiservice network strategy."

PAIRGAIN'S TECHNOLOGY LEADERSHIP AND INNOVATIVE PRODUCTS

For more than 10 years, PairGain has been recognized as a technology leader and industry innovator of telecommunications equipment. PairGain offers the widest range of DSL-based systems available. More than 1.7 million PairGain DSL circuits are installed in over 100 countries. PairGain's product lines for high-bandwidth access, broadband access and subscriber carrier systems include:

o    HIGH-BANDWIDTH ACCESS SYSTEMS

     PairGain's high-bandwidth access systems include HDSL and HDSL2 technologies that establish T1/E1 (1.5 Mbps/2.0 Mbps) connections over the existing infrastructure of copper telephone wires. These systems are deployed by communications service providers to deliver high-speed Internet/data and voice services to businesses.


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                                      ADC ACQUIRES PAIRGAIN TECHNOLOGIES, INC./4



     PairGain's new HDSL2 system set a standard for interoperability and efficiency as one of the industry's first practical implementations of HDSL2. Providing full-rate T1 access using just a single copper-pair cable, compared to two copper-pair cables for HDSL, HDSL2 enables service providers to quickly and cost effectively meet the demand for more Internet/data and voice services - services that have become increasingly hard to deliver due to the shortage of copper cable in the "last mile/kilometer" of communications networks.

o    BROADBAND ACCESS SYSTEMS

     PairGain's broadband access offerings include the Avidia System, a multiservice access platform, which is used for the deployment of numerous services, including high-speed Internet access, remote local area network
     (LAN) access and virtual private networks (VPN). The Avidia System is an ATM edge switch that enables service providers and private network owners to establish DSL access networks for their remote users and subscribers. The Avidia System can be configured as a next-generation DSLAM, access server or LAN extension concentrator, supporting G.lite, full-rate DMT ADSL, SDSL, T1, IP voice and frame relay services, in addition to supporting ATM over ADSL and Ethernet frames over SDSL. The product is NEBS Level 3 compliant, a requirement for deployment in major telecom networks in North America. The Avidia System delivers the service flexibility, port density, deployment options and quality of service (QoS) guarantees necessary for widespread deployment of broadband access services.

     o    SUBSCRIBER CARRIER SYSTEMS

          PairGain's subscriber carrier systems provide communications service providers worldwide with a modular solution for transmitting greater capacity over existing copper telephone lines. These products deliver up to 32 channels over one or two pairs of copper phone lines, so service providers can meet the growing demand for additional phone, fax and Internet/data lines in residential and business areas by better utilizing existing copper-pair cables. PairGain subscriber carrier products reduce equipment and labor costs associated with line installation and provide a quick solution for filling service orders.

PairGain's sales for the year ended December 31, 1999 were $225 million. PairGain's customers include incumbent and new competitive communications service providers and enterprise organizations. PairGain has sales offices in the U.S., Switzerland, Hong Kong, Dubai U.A.E., Canada, England, China and Brazil.


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                                      ADC ACQUIRES PAIRGAIN TECHNOLOGIES, INC./5


ABOUT ADC

ADC Telecommunications, Inc. is a leading global supplier of network equipment, software and integration services for broadband, multiservice networks that deliver data, video and voice communications over telephone, cable television, Internet, broadcast, wireless and enterprise networks. ADC's broadband, multiservice network solutions enable local access, high-speed transmission and software management of communications services from service providers to consumers and businesses over fiber-optic, copper, coaxial and wireless media. Headquartered in Minneapolis, Minnesota, ADC has approximately 14,400 employees around the world and annual sales of $2.1 billion. ADC's stock is included in the Standard & Poor's 500 Index and the Nasdaq-100 Index. For additional information, visit our Web site at www.adc.com.

ABOUT PAIRGAIN TECHNOLOGIES

PairGain Technologies, Inc. is the leader in the design, manufacture, marketing and sale of DSL networking systems. Service providers and private network operators worldwide use PairGain's products to deploy DSL-based services such as high-speed Internet, remote LAN access and enterprise LAN extension. Additional information about PairGain is available on the Internet at www.pairgain.com.

CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Any forward-looking statements contained herein reflect management's current expectations or beliefs. ADC Telecommunications cautions readers that future actual results could differ materially from those in forward-looking statements depending on the outcome of certain factors, including the risks and uncertainties identified in Exhibit 99-a to ADC's Report on Form 10-K for the fiscal year ended October 31, 1999. PairGain Technologies cautions readers that future actual results could differ materially from those in forward-looking statements depending on the outcome of certain factors, including the risks and uncertainties identified in PairGain's periodic Form 10-Q and Form 10-K filings with the Securities and Exchange Commission.